UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Nomination of new Board of Directors’ Member

Rio de Janeiro, January 21, 2019 - Petróleo Brasileiro S.A - Petrobras informs that it received a communication from its controlling shareholder with the appointment of the Professor Nivio Ziviani to exercise the position of member of its Board of Directors.

The indication shall be submitted to the internal corporate governance procedures, including the conformity and integrity analyzes, necessary for the company’s succession process, with appreciation by the Nominating, Compensation and Succession Committee, by the Board of Directors and, later, by the General Shareholders’ Meeting.

Prof. Nivio Ziviani is a Mechanical Engineer graduated from Universidade Federal de Minas Gerais (UFMG), with a master’s degree in Computer Science from PUC-RJ and Ph.D. in Computer Science from the University of Waterloo, Canada. He is a specialist in information technology, with an outstanding academic record as well as entrepreneur.

He has published several books on algorithms and more than 120 articles in academic journals and conferences. He was Full Professor of the Department of Computer Science at UFMG, having been Emeritus Professor since 2005 and a Full Member of the Brazilian Academy of Sciences since 2007. Throughout his career, he has received several awards and honors, including the National Order of Scientific Merit as Commander (2007) and the Great Cross (2018).

As an entrepreneur, he founded several companies such as Kunumi, Neemu, Akwan Information Technologies and Miner Technology Group. Prof. Ziviani is also co-creator of TodoBR search engine.

Prof. Ziviani’s nomination to the Board of Directors is consistent with the focus on information technology through the transformational change process to maximize the generation of value for shareholders and Brazil.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer